Hongli Group Inc.

June 17, 2022

Jeff Kauten, Esq.
Division of Corporation Finance
Office of Technology

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Hongli Group Inc.

Amendment No. 3 to Registration Statement on Form F-1

Filed March 31, 2022

File No. 333-261945

Dear Mr. Kauten:

This letter is in response to the letter dated April 14, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Hongli Group Inc. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The amendment to Registration Statement on Form S-1 (the “Registration Statement”) is being filed to accompany this letter.

Amendment No. 3 to Registration Statement on Form F-1 filed March 31, 2022

Cover Page

1.	Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. In this regard, we note your disclosure here and on page ii that the terms “we,” “us,” “our company” and “our” may refer to the PRC operating entities.

Response: Pursuant to the Staff’s comment, we have revised the usage of such terms on the Cover Page and page ii of the Registration Statement.

2.	Please disclose whether you have cash management policies and procedures that dictate how funds are transferred, and if so, describe these policies and procedures. Include corresponding disclosure in the prospectus summary.

Response: We respectfully advise the staff that we have not adopted or maintained any cash management policies and procedures as of the date hereof. Accordingly, we have revised the disclosure on the Cover Page and included corresponding disclosure at pages 7 to 9 and 122 to 124 of the Registration Statement, to explain the structure of cash flows by and within Hongli Cayman, its subsidiaries and PRC operating entities, and a summary of the applicable regulations.

3.	Please revise to include a discussion of the rules adopted by the SEC on December 2, 2021 related to the Holding Foreign Companies Accountable Act. Please include corresponding disclosure in the prospectus summary and risk factors sections.

Response: Pursuant to the Staff’s comment, we hereby revised the Cover Page to include a discussion of the rules adopted by the SEC on December 2, 2021 related to the Holding Foreign Companies Accountable Act. We have also included corresponding disclosure in the prospectus summary on page 24 and risk factor entitled “[t]he recent joint statement by the SEC and the PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.” on page 56 and 57 of the Registration Statement.

4.	Please revise your disclosure that a "substantial portion" of your current business operations are conducted in the PRC to clarify that the substantial majority of your business is conducted in the PRC.

Response: Pursuant to the Staff’s comment, we hereby revised the disclosure on the Cover Page and page 19, 40 and 46, of the Registration Statement accordingly.

Our Corporate Structure, page 1

5.	Please use dashed lines without arrows when describing the VIEs rather than solid lines with arrows.

Response: Pursuant to the Staff’s comment, we hereby revised the organization chart under section “Our Corporate Structure” on page 2 and 116 of the Registration Statement.

Contractual Arrangements between Hongli WFOE and Hongli Shandong, page 2

6.	We note your disclosure that you are currently not required to obtain permission from any of the PRC authorities to operate and issue your ordinary shares to foreign investors and that you are not required to obtain permission or approval from the PRC authorities for the VIE’s operation. Please disclose whether you relied on the opinion of counsel and, if so, identify counsel and file a consent. If you did not rely on counsel, explain why you did not consult counsel and why you believe you do not need any permissions or approvals. Also, with respect to the Cyberspace Administration of China, please describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: Pursuant to the Staff’s comment, we hereby revised the disclosure on page 6 and 120 of the Registration Statement and filed the updated consent of our PRC legal counsel, East & Concord as Exhibit 23.3 of the Registration Statement, incorporated in reference to Exhibit 5.2 thereof. Further, we added the corresponding disclosures with respect to the Cyberspace Administration of China on page 7 and 122 of the Registration Statement.

Prospectus Summary

Summary of Risk Factors, page 16

7.	Please disclose the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Also, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: Pursuant to the Staff’s comment, we hereby revise the disclosure on page 18, 19, 20, and 48 of the Registration Statement.

Summary Consolidated Financial Data

Selected Condensed Consolidated Statements of Operations, page 26

8.	We note from your response to prior comment 1 that you revised the consolidating worksheets to reflect the service fee income and related receivable due from the VIE to the WFOE from the date the Exclusive Business Cooperation and Service Agreement (Agreement) was signed. Please further revise to remove the “Benefits from VIE and VIE’s subsidiaries”, “Accumulated benefits through VIE and VIE’s subsidiaries”, and corresponding eliminations, as well as the ensuing effects on the condensed financial statements of Hongli Cayman and Subsidiary for periods that pre-date the April 12, 2021 VIE Agreements. In this regard, amounts included in Hongli Cayman, Subsidiary and Hongli WFOE columns prior to April 12, 2021 should be zero or N/A. Also, revise the introductory paragraph to clarify when Agreements were entered into and why the historical amounts are reflected in the VIE only column.

Response: Pursuant to the Staff’s comment, we hereby revised the disclosure from page 27 to 30 of the Registration Statement.

Risk Factors

Pandemics and epidemics, natural disasters, terrorist activities..., page 35

9.	Disclose the risk of potential cyberattacks by state actors as a result of Russia’s ongoing conflict with Ukraine and whether you have taken actions to mitigate such potential cyberattacks.

Response: In response to the Staff’s comments, we added the disclosure on page 37 of the Registration Statement.

You may have difficulty enforcing judgments obtained against us., page 38

10.	Please revise to include a cross-reference to the enforcement of civil liabilities section.

Response: Pursuant to the Staff’s comment, we have revised to include a cross-reference to the “Enforceability of Civil Liabilities” on page 40 of the Registration Statement.

In light of recent events indicating greater oversight..., page 56

11.	Please update the disclosure in this risk factor to state that the draft CAC measures proposed in July 2021 became effective in February 2022.

Response: Pursuant to the Staff’s comment, we have revised disclosure of the risk factor titled “[i]n light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange…” on page 58 to 59 of the Registration Statement.

Capitalization, page 68

12.	Please revise to include a footnote to this table discussing the potential impact to your capitalization information were you to repay the loan with Bank of Weifang, if finalized, or fund the remainder of the purchase of the Yinguan Assets with the proceeds of the offering.

Response: Pursuant to the Staff’s comment, we revised to add a footnote under the table on page 70 of the Registration Statement.

Dilution, page 70

13.	Please revise to ensure that intangible assets are omitted from net tangible book value calculations. Also, you refer to both "as adjusted net tangible book value" and "pro forma net tangible book value." Please revise to use consistent references throughout or explain how these measures differ.

Response: Pursuant to the Staff’s comment, we have revised the disclosure under “Dilution” section on page 71 and 72 of the Registration Statement.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

[Signature Page Follows]

Very truly yours,

By:	/s/ Jie Liu
Jie Liu
Chief Executive Officer

cc:	Arila Zhou, Esq. Robinson & Cole LLP

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